NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOLS: RUS, RUS.PR.C

RUSSEL METALS INC. SENDS NOTICES OF REDEMPTION FOR ALL OF ITS 8% DEBENTURES AND CLASS II PREFERRED SHARES, SERIES C

Toronto, Canada-- February 20, 2004 -- Russel Metals Inc. announced today that it has sent notices of redemption to the registered holders of all of its 8% convertible subordinated debentures (the "8% Debentures") due June 15, 2006 and all of its 7.5% cumulative redeemable convertible Class II Preferred Shares, Series C (the "Preferred Shares").

The Preferred Shares will be redeemed on March 22, 2004 at $25.04 per Preferred Share, representing the redemption price of $25.00 plus accrued dividends of $0.04, accruing from March 15, 2004.  In addition, the regular quarterly dividend declared on February 4, will be paid on March 15.

The 8% Debentures will be redeemed on March 26, 2004 at $1,025.37 per 8% Debenture, representing the principal amount of $1,000 per 8% Debenture plus accrued interest of $25.37, accruing from December 1, 2003.

Holders of the 8% Debentures and Preferred Shares should direct any questions regarding surrender of their certificate(s) to CIBC Mellon Trust Company at 1-800-387-0825 or 416-643-5500 (Toronto area), or send an e-mail to inquiries@cibcmellon.com.

Russel Metals is one of the largest metals distribution companies in North America. It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Acier Dollard, Acier Leroux, Acier Loubier, Acier Richler, Armabec, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Ennisteel, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Poutrelles Delta, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com